UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Jumei International Holding Limited
(Name of Subject Company (issuer))

Jumei Investment Holding Limited
a wholly owned subsidiary of

Super ROI Global Holding Limited
(Names of Filing Persons (offerors))

Leo Ou Chen
(Names of Filing Persons (other person(s)))

Class A Ordinary Shares, par value US$0.00025 per share*
(Title of Class of Securities)

48138L206**
(CUSIP Number of Class of Securities)

Leo Ou Chen

Jumei Investment Holding Limited

Super ROI Global Holding Limited

c/o 20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, People’s Republic of China

+86-10 5280 2802

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86-10-6535-5500	Michael J. Mies, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation***	Amount of Filing Fee****
$127,605,917.27	$16,563.25

* Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer (the “Class A Ordinary Shares”).

** This CUSIP number applies to the issuer’s ADSs.

*** Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $2.00 for 63,304,836 outstanding Class A Ordinary Shares and ADSs of the issuer subject to the transaction plus (b) the product of 383,798 Class A Ordinary Shares issuable under all outstanding and unexercised options with exercise prices of less than $2.00 multiplied by $1.1812 per option share (which is the difference between the $2.00 per Class A Ordinary Share merger consideration and the weighted average exercise price of the options of $0.8188 per Class A Ordinary Share), plus (c) the product of 271,452 Class A Ordinary Shares underlying the restricted share units multiplied by $2.00 per Class A Ordinary Share ((a), (b) and (c) together, the “Transaction Valuation”). There has been exercises of options, and as a result, the aggregate cash payment for the outstanding Class A Ordinary Shares and ADSs and outstanding and unexercised options has been adjusted accordingly.

**** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 16,563.25            Filing Party: Jumei Investment Holding Limited, Super ROI Global Holding Limited and Leo Ou Chen

Form or Registration No.: Schedule TO-T/A (File No. 005-88610)   Date Filed: April 9, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, (as amended, this “Schedule TO”) filed by Super ROI Global Holding Limited, a company organized and existing under the laws of the British Virgin Islands (“Parent”), Jumei Investment Holding Limited, a company organized and existing under the laws of the Cayman Islands and wholly-owned subsidiary of Parent (“Purchaser”) and Mr. Leo Ou Chen on February 26, 2020 and amended on March 20, 2020, April 1, 2020 and April 9, 2020. The Schedule TO relates to the offer by Purchaser to purchase all the outstanding class A ordinary shares, par value $0.00025 per share (the “Class A Ordinary Shares”), and American depositary shares (the “ADSs,” each representing ten Class A Ordinary Shares) of Jumei, other than Class A Ordinary Shares owned by Parent or Purchaser, at a purchase price of $2.00 per Class A Ordinary Share or $20.00 per ADS, net to the seller in cash, without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2020 and as amended by the Amendment No. 1 to the Offer to Purchase dated March 20, 2020 and the Amendment No. 2 to the Offer to Purchase dated April 1, 2020 (the “Offer to Purchase”), and the related Letters of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase. Except as otherwise set forth herein, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment No. 4.

This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 13.	Information Required by Schedule 13E-3.

This Item 13 is hereby amended by adding the following:

Additional Information.

On April 14, 2020, Jumei and Purchaser filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 14, 2020, pursuant to which the Merger became effective on April 14, 2020. As a result of the Merger, at the Effective Time, Purchaser merged with and into Jumei and Jumei became wholly owned by Parent.

At the Effective Time, each Class A Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive $2.00 and each ADS issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive $20.00, in each case, in cash, without interest and net of any applicable withholding taxes. The ADS holders shall pay any applicable fees, charges and expenses of The Bank of New York Mellon (the “ADS Depositary”) and government charges (including withholding taxes if any) due to or incurred by the ADS Depositary, in its capacity as the ADS depositary, in connection with the cancellation of the ADSs surrendered and distribution of the merger consideration to holders of ADSs, including applicable ADS cancellation fees of $0.05 per ADS. Notwithstanding the foregoing, 40,344,690 Class A Ordinary Shares and 50,892,198 Class B Ordinary Share owned by Purchaser were canceled in exchange for the shares issued and outstanding immediately after the Effective Time of the Surviving Company held by Parent.

Pursuant to the Merger Agreement, each vested Company Option outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive the product of (i) the excess, if any, of the Per Share Merger Consideration over the exercise price per Class A Ordinary Share of such vested Company Option, multiplied by (ii) the total number of Class A Ordinary Shares underlying such vested Company Option. Any then-outstanding vested Company Option that had an exercise price per Class A Ordinary Share equal to or greater than the Per Share Merger Consideration was cancelled at the Effective Time and ceased to exist without receiving any payment for such Company Option. Each Company RSU vested and outstanding immediately prior to the Effective Time was cancelled as of the Effective Time and converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Class A Ordinary Shares underlying such Company RSU.

The Offeror Group has been notified by Jumei that it had requested that trading of the ADSs on the New York Stock Exchange (“NYSE”) be suspended, and that NYSE file with the Securities and Exchange Commission (the “SEC”) a Form 25 notifying the SEC of NYSE’s withdrawal of the ADSs from listing on NYSE and intention to withdraw the Class A Ordinary Shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offeror Group intends to cause Jumei file with the SEC, ten days after NYSE files the Form 25, a Form 15 suspending Jumei’s reporting obligations under the Exchange Act and withdrawing the registration of the Class A Ordinary Shares under the Exchange Act. Jumei’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Class A Ordinary Shares becomes effective.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2020

Leo Ou Chen		/s/ Leo Ou Chen

Super ROI Global Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

Jumei Investment Holding Limited	By:	/s/ Leo Ou Chen
Name: Leo Ou Chen
Title: Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated February 26, 2020.

(a)(1)(ii)*	Form of Share Letter of Transmittal.

(a)(1)(iii)*	Form of ADS Letter of Transmittal.

(a)(1)(iv)*	Form of Notice of Guaranteed Delivery.

(a)(1)(v)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vi)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.

(a)(1)(vii)*	Form of Withdrawal Letter

(a)(1)(viii)*	Press Release issued by Jumei International Holding Limited on February 25, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by Jumei International Holding Limited on February 25, 2020).

(a)(1)(ix)*	Amendment No. 1 to Offer to Purchase, dated March 20, 2020.

(a)(1)(x)*	Amendment No. 2 to Offer to Purchase, dated April 1, 2020.

(a)(1)(xi)*	Press Release by Super ROI Global Holding Limited and Jumei International Holding Limited.

(a)(1)(xii)

Press Release issued by Jumei International Holding Limited on April 14, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by Jumei International Holding Limited on April 15, 2020).

(b)(1)*

Debt Commitment Letter, dated February 25, 2020, among Mr. Leo Ou Chen, Jumei Investment Holding Limited, Super ROI Global Holding Limited and Tiga Investments Pte. Ltd. (incorporated by reference to Exhibit D to the Schedule 13D/A filed to SEC by Mr. Leo Ou Chen, Jumei Investment Holding Limited and Super ROI Global Holding Limited on February 25, 2020).

(b)(2)*

Loan Agreement, dated April 1, 2020, between Super ROI Global Holding Limited and WB Online Investment Limited (incorporated by reference to Exhibit E to the Schedule 13D/A filed to SEC by Mr. Leo Ou Chen, Jumei Investment Holding Limited and Super ROI Global Holding Limited on April 1, 2020).

(d)(1)*	Agreement and Plan of Merger, dated as of February 25, 2020, by and among Jumei International Holding Limited, Super ROI Global Holding Limited and Jumei Investment Holding Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to SEC by Jumei International Holding Limited on February 25, 2020).

(f)*	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

* Previously filed.